December 4, 2024

Juan Vera
Chief Executive Officer
Marker Therapeutics, Inc.
2450 Holcombe Blvd
Suite BCM-A, MS: BCM251
Houston, TX 77021

       Re: Marker Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 27, 2024
           File No. 333-283512
Dear Juan Vera:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark A. Catchur